Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated

October 30, 2018 (To Prospectus dated April 19, 2017)

(File No. 333-217367)

TD Ameritrade Holding Corporation

$400,000,000 3.750% SENIOR NOTES DUE 2024

$600,000,000 FLOATING RATE SENIOR NOTES DUE 2021

Final Terms and Conditions

Issuer:	TD Ameritrade Holding Corporation
Trade Date:	October 30, 2018
Settlement Date:	November 1, 2018 (T+2)
Expected Ratings (Moody’s / S&P)(*):	A2 / A
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

TD Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

3.750% Senior Notes due 2024

Principal Amount:	$400,000,000
Coupon (Interest Rate):	3.750%
Maturity Date:	April 1, 2024
Public Offering Price:	99.779% of the principal amount
Yield to Maturity:	3.796%
Benchmark Treasury:	UST 2.875% due October 31, 2023
Benchmark Treasury Price / Yield:	99-21+ / 2.946%
Spread to Benchmark Treasury:	T+85 bps
Interest Payment Dates:	April 1 and October 1, commencing on April 1, 2019 (short first interest period)
Interest Record Dates:	March 15 and September 15
Day Count Convention:	30 / 360
Par Call:	At any time on or after March 2, 2024 (30 days prior to the maturity date of the notes)
Make-Whole Call:	T+15 bps at any time prior to March 2, 2024 (30 days prior to the maturity date of the notes)
Net Proceeds (before expenses):	$396,716,000
CUSIP / ISIN:	87236Y AH1 / US87236YAH18

Floating Rate Senior Notes due 2021

Principal Amount:	$600,000,000
Interest Rate:	3-month LIBOR plus 0.430%
Maturity Date:	November 1, 2021
Public Offering Price:	100.000% of the principal amount
Interest Payment Dates:	February 1, May 1, August 1 and November 1, commencing on February 1, 2019
Interest Record Dates:	January 15, April 15, July 15 and October 15
Interest Reset Dates:	February 1, May 1, August 1 and November 1, commencing on November 1, 2018
Net Proceeds (before expenses):	$597,900,000
Day Count Convention:	Actual / 360
Business Day Convention:	Modified Following (Adjusted)
Par Call:	At any time on or after October 2, 2021 (30 days prior to the maturity date of the notes)
CUSIP / ISIN:	87236Y AG3 / US87236YAG35

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or TD Securities (USA) LLC toll-free at (855) 495-9846.

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